Monthly Report - August, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (2,073,440)       13,075,249
Change in unrealized gain (loss) on open            (610,620)      (2,887,491)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (492)
      obligations
   Change in unrealized gain (loss) from U.S.           2,839            3,457
      Treasury obligations
Interest Income (Expense)		              (1,439)           24,262
Foreign exchange gain (loss) on margin deposits      (62,114)        (234,661)
				                 ------------    -------------
Total: Income 				          (2,744,774)        9,980,324

Expenses:
   Brokerage commissions 		              365,962        3,068,245
   Management fee 			               41,472          337,144
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  812           15,454
   Administrative expense 	       	               68,799          550,296
					         ------------    -------------
Total: Expenses 		                      477,045        3,971,139
Net Income(Loss)			   $      (3,221,819)        6,009,185
for August, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (87,118.651    $     3,079,985    108,844,702    111,924,687
units) at July 31, 2021
Addition of 		 	              0        403,000        403,000
242.760 units on August 1, 2021
Redemption of 		 	              0    (1,026,044)    (1,026,044)
(900.921) units on  August 31, 2021*
Net Income (Loss)               $      (78,786)    (3,143,033)    (3,221,819)
for August, 2021
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2021
(86,492.910 units inclusive
of 32.420 additional units) 	      3,001,199    105,078,625    108,079,824
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2021 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (3.01)% 	     4.22%  $  1,093.25	   66,894.700 $    73,132,357
Series 3    (2.70)% 	     6.89%  $  1,687.82	   12,002.753 $    20,258,464
Series 4    (2.56)% 	     8.15%  $  2,232.24	    4,066.563 $     9,077,544
Series 5    (2.76)% 	     6.36%  $  1,590.15	    3,528.894 $     5,611,459

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10037




					September 16, 2021
Dear Investor:

Losses from trading energy futures, interest rate futures and currency forwards outpaced the gain from trading equity futures. Trading of non-energy commodity futures was essentially flat.

During the month, the near-term global growth outlook, particularly for Asia, was negatively impacted by: the alarming spread of the COVID-19 Delta variant; China's multi-pronged regulatory crackdown in support of its Common Prosperity, national security and financial stability goals; continuing supply chain difficulties, including labor market shortages and mismatches; and the impending QE taper from the Federal Reserve.

Energy prices were volatile during August. Growth worries brought on by the Delta variant, and the continuing expansion of production by OPEC+ prompted a sharp selloff during the first three weeks of the month as evidenced by Brent crude oil which fell from about $76/barrel at the end of July to $65/barrel on August 21, producing losses and prompting deep reductions in long positions. Consequently, even though energy prices rebounded substantially through the end of August, trading of Brent crude, WTI crude, London gas oil, RBOB gasoline and heating oil were unprofitable. Trading of natural gas was also slightly unprofitable.

Interest rates were volatile during the month as market participants struggled to reconcile incongruous influences. On the one hand, inflation fears, the likelihood of QE tapering by the Federal Reserve, ECB and other developed country central banks starting soon and official interest rate increases in several emerging markets as well as in Korea underpinned rates. On the other hand, signs of a near-term growth slowdown, and indications from Fed Chairman Powell during the Jackson Hole symposium that policy support will be withdrawn cautiously and gradually and that the likely reduction in QE stimulus this year would not be followed quickly by interest rate increases, kept a lid on the upside impulse. In this environment, losses on long positions in German, French and Italian interest rate futures outpaced the profits on long positions in U.S., Canadian and Australian futures.

The U.S. dollar advanced during the first three weeks of August, but settled back as investors digested the dovish stance coming from Fed Chairman Powell. Trading the Canadian dollar versus the U.S. dollar was unprofitable as this currency pair was whipsawed by oil price swings, global growth worries, monetary policy pronouncements in both countries, and political uncertainties in Canada. Trading the sterling/dollar exchange rate was volatile and unprofitable amid concerns over the pace of global growth due to the worldwide spike in COVID-19 infections and uncertainties about the future direction of monetary policy in each country. In Brazil, tension and noise in the domestic political-institutional environment and the deterioration in the country's fiscal prospects continue to threaten the economic outlook. However, the real was boosted by an unexpected 1% increase in official interest rates as the central bank seeks to contain rising inflation, and a short real/long dollar trade was unprofitable. Elsewhere, trading the dollar against the Japanese yen and Indian rupee produced partially offsetting profits.

Equity market participants, particularly in the U.S., looked past the near-term growth retreat and focused instead on strong earnings, ample liquidity, a dovish Fed QE tapering, and anticipated U.S. infrastructure spending. Consequently, long positions in U.S., Canadian and, to a lesser extent, European, Taiwanese and Australian equity futures were profitable. A short VIX futures trade was also profitable. On the other hand, long positions in Chinese and Hong Kong index futures and trading of Japanese stock futures produced partially offsetting losses in the wake of worries about slowing Chinese growth.



 			  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman